SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-3
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                      RULE 13E-3 TRANSACTION STATEMENT
                             (Amendment No. 1)
     (Pursuant To Section 13(e) of The Securities Exchange Act of 1934)

                       COLEMAN WORLDWIDE CORPORATION
                              (Name of Issuer)

                             RONALD O. PERELMAN
                            MAFCO HOLDINGS, INC.
                       COLEMAN WORLDWIDE CORPORATION
                    (Name of Person(s) Filing Statement)

                LIQUID YIELD OPTION(TM) NOTES DUE MAY 27, 2013
                        (Zero Coupon-Senior Secured)
                       (Title of Class of Securities)

                                193672 AA 0
                   (CUSIP Number of Class of Securities)
                           ----------------------

                          Barry F. Schwartz, Esq.
                          Executive Vice President
                       COLEMAN WORLDWIDE CORPORATION
                         1767 Denver West Boulevard
                           Golden, Colorado 80401
                               (303) 202-2400
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                  Copy to:
                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


        This statement if filed in connection with (check the appropriate box):

        a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
        b. |_| The filing of a registration statement under the Securities Act of 1933.
        c. |X| A tender offer.
        d. |_| None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.
                                                                   |_|

(TM)Trademark of Merrill Lynch & Co., Inc.




                                INTRODUCTION

           This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed on behalf of Ronald O. Perelman, Mafco Holdings Inc., a Delaware Corporation ("Holdings"), and Coleman Worldwide Corporation, a Delaware corporation (the "Company"), to amend the Schedule 13E-3, filed originally by the Company on May 23, 1997, which relates to the offer by the Company to accept for exchange for cash, pursuant to the Indenture dated as of May 27, 1993 between the Company and First Trust National Association, as successor Trustee, any and all of its outstanding Liquid Yield Option(TM) Notes due May 27, 2013 (the "LYONs") at $343.61 per $1,000 principal amount at maturity, net to the exchanging holder of LYONs (a "Holder"), upon the terms and subject to the conditions set forth in the Offer to Accept LYONs for Exchange for Cash dated May 23, 1997 (the "Offer to Accept LYONs for Exchange for Cash"), and in the related Letter of Transmittal (which together constitute the "Exchange Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Accept LYONs for Exchange for Cash.

           Concurrently with the filing of this Amendment No. 1 to the
Schedule 13E-3, the Company is filing an Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") with the Securities and Exchange Commission with respect to the Exchange Offer.

Item 2.  Identity and Background.

           Item 2 is hereby amended and supplemented by the following:

           (a)-(d), (g) The Schedule 13E-3 is being filed by Ronald O. Perelman, Holdings and the Company, an indirect wholly owned subsidiary of Holdings, a corporation wholly owned by Ronald O. Perelman. Schedule I to the Offer to Accept LYONs for Exchange for Cash is hereby amended and supplemented to include the following:


             INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                            OFFICERS OF HOLDINGS

           Directors and Executive Officers of Holdings. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Holdings. Directors are identified by an asterisk. Each such person is a citizen of the United States, and the business address of each such person is c/o MacAndrews & Forbes Holdings, Inc., 35 East 62nd Street, New York, NY 10021.


                                   Present Principal Occupation or
                                               Employment
        Name                       and Five-Year Employment History
-------------------------    -------------------------------------------

Ronald O. Perelman*          See the information provided under the
                             table with respect to the Company on
                             Schedule I.

Donald G. Drapkin*           See the information provided under the
                             table with respect to the Company on
                             Schedule I.

Howard Gittis*               Vice Chairman of MacAndrews Holdings and
                             various of its affiliates for more than
                             five years. Mr. Gittis is a Director of the following corporations which file reports pursuant to the Exchange Act: Andrews
                             Group, CalFed, Cigar Holdings, Cigar Corp.,
                             First Nationwide Holdings, Cosmetic Center,
                             First Nationwide Parent, Mafco
                             Consolidated, M&F, Pneumo Abex, Revlon
                             Products, Revlon, Revlon Worldwide, Jones
                             Apparel Group, Inc., Loral Space & Communi-cations Ltd. and Rutherford-Moran Oil
                             Corporation.

Irwin Engelman*              See the information provided under the
                             table with respect to the Company on
                             Schedule I.

Barry F.Schwartz             See the information provided under the
                             table with respect to the Company on
                             Schedule I.

Bruce Slovin*                See the information provided under the
                             table with respect to the Company on
                             Schedule I.


        (e)-(f) During the last five years, none of Mr. Perelman, Holdings nor, to Holdings' best knowledge, any of its directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction.

        Item 4(a) is hereby amended and supplemented by the following:

        Section 5 of the Offer to Accept LYONs for Exchange for Cash is hereby amended to delete the reference to "sole discretion" in the introductory paragraph thereof and to delete the reference to "sole judgment" in paragraph (b) thereof and to replace each such reference with the words "reasonable judgment".

Item 8.  Fairness of the Transaction.

        Item 8(a)-(b) is hereby amended and supplemented by the following:

        Mr. Perelman is a director of the Company and, as such, participated in the evaluation by the Board of Directors of the Company (the "Board") of the fairness of the Exchange Offer to LYON Holders. Mr. Perelman has not undertaken any independent formal evaluation as to the fairness of the Exchange Offer apart from such Board participation. Holdings had no involvement in the evaluation by the Board of the fairness of the Exchange Offer to LYON Holders and has not undertaken any formal evaluation as to the fairness of the Exchange Offer. However, Mr. Perelman, during the course of his participation as a member of the Board, and Holdings have considered the factors set forth in "SPECIAL FACTORS -
Section 3. Fairness of the Exchange Offer" and based on such factors, Mr. Perelman and Holdings have each determined that the Exchange Offer is fair to LYONs Holders. Mr. Perelman and Holdings have adopted the conclusion, and the analyses underlying such conclusion, of the Board as to the fairness of the Exchange Offer, based upon their view as to the reasonableness of such analyses.

        In assessing the fairness of the Exchange Offer, Mr. Perelman and Holdings considered the factors set forth in "SPECIAL FACTORS - Section 3. Fairness of the Exchange Offer" collectively and did not assign relative weights to them in reaching their conclusion and did not consider any one factor as decisive.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        Item 12(b) is hereby amended and supplemented by the following:

        Neither Mr. Perelman nor Holdings makes any recommendation to any Holder as to whether to surrender LYONs for exchange or refrain from surrendering LYONs for exchange for cash in the Exchange Offer. Each Holder must make such Holder's own decision whether to surrender such LYONs for exchange for cash in the Exchange Offer, and, if so, the principal amount of LYONs to surrender for exchange.


                                 SIGNATURE

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         /s/  RONALD O. PERELMAN
                                         ------------------------------
                                         Ronald O. Perelman


Dated:  June 20, 1997


                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        MAFCO HOLDINGS INC.


                                        By:  /s/ BARRY F. SCHWARTZ
                                            ----------------------------
                                            Name:  Barry F. Schwartz
                                            Title: Executive Vice President

Dated:  June 20, 1997


                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        COLEMAN WORLDWIDE CORPORATION


                                        By: /s/ BARRY F. SCHWARTZ
                                            ----------------------------
                                            Name:  Barry F. Schwartz
                                            Title: Executive Vice President

Dated:  June 20, 1997


                               EXHIBIT INDEX

Exhibit               Description

*(a)   --  Indenture dated as of May 20, 1997 by and among Coleman Escrow
           Crop., Coleman Worldwide Corporation (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Article X and XI thereof) and First Trust National Association, as Trustee.

(b)    --  Not applicable.

(c)    --  Not applicable.

*(d)   --  The documents attached as Exhibits (a)(1)-(6) in response to
           Item 9(a) of the Schedule 13E-4 and included in Exhibit (g) hereto are incorporated herein by reference.

(e)    --  Not applicable.

(f)    --  Not applicable.

*(g)   --  Issuer Tender Offer Statement on Schedule 13E-4 dated May 23,
           1997 of the company, filed by the Company on May 23, 1997 with the Commission and incorporated herein by reference.

*(h)   --  Consolidated Financial Statements for the Company for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the first three months ended March 31, 1997 and 1996 (unaudited), filed as Exhibit (g) to the Schedule 13E-4 and incorporated by reference herein.

*(i)   --  Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the first three months ended March 31, 1997 and 1996 (unaudited), filed as Exhibit (h) to the Schedule 13E-4 and incorporated by reference herein.

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*  Previously filed.